SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2002

Versatel Telecom International N.V.
(Exact name of Registrant as specified in its charter)

Hullenbergweg 101
1101 CL Amsterdam-Zuidoost
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

VERSATEL TELECOM INTERNATIONAL N.V.

QUARTERLY REPORT ON FORM 6-K
FOR THE PERIOD ENDED
June 30, 2002

INDEX

PART I – FINANCIAL INFORMATION		5

ITEM 1	Financial Statements	5

	Audited Condensed Consolidated Balance Sheet As Of December 31, 2001 And Unaudited Condensed Consolidated Balance Sheet As Of June 30, 2002	5

	Unaudited Condensed Consolidated Statements Of Operations For The Three Months Ended June 30, 2002 And June 30, 2001 And For The Six Months Ended June 30, 2002 And June 30, 2001	7

	Unaudited Condensed Consolidated Statements Of Cash Flows For The Six Months Ended June 30, 2002 And June 30, 2001	9

	Audited Condensed Consolidated Statement Of Shareholders' Equity For The Year Ended December 31, 2001 And Unaudited Condensed Consolidated Statement Of Shareholders' Equity For The Six Months Ended June 30, 2002	10

	Notes To The Unaudited Condensed Consolidated Financial Statements	11

ITEM 2	Management's Discussion And Analysis Of Financial Condition And Results Of Operations	22

ITEM 3	Quantitative And Qualitative Disclosures About Market Risk	37

PART II – OTHER INFORMATION		38

SIGNATURES		40

FORWARD-LOOKING STATEMENTS

     This Quarterly Report on Form 6-K includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, relating to our business. Such forward-looking statements can often be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “should”, “would be”, “seek” or “anticipate” or similar expressions or comparable terminology, or by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

•	Anticipated trends and conditions in our industry, including regulatory reforms and the liberalization of telecommunications service across Europe;

•	The impact of the recent slowdown in economic activity generally, and in the telecommunications industry in particular, on our business;

•	Our ability to compete, both nationally and internationally;

•	Our intention and ability to introduce new products and services;

•	Our expectation of the competitiveness of our services;

•	The anticipated development of our network;

•	Our expectation of the impact of this development on our revenue potential, cost basis and margins; and

•	The impact of our financial restructuring effected through a suspension of payments proceeding in The Netherlands and a Chapter 11 proceeding in the United States pursued concurrently with such suspension of payments proceeding in respect of all of our outstanding convertible notes and high yield notes on our financial condition, equity position and results of operations, whether or not the proposed financial restructuring is successful.

     In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this Quarterly Report might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTRODUCTION AND PRESENTATION OF INFORMATION

     Versatel Telecom International N.V. is a company with limited liability (naamloze vennootschap) organized under the laws of The Netherlands. Its principal executive offices are located at Hullenbergweg 101, 1101 CL Amsterdam-Zuidoost, The Netherlands and its telephone number is +31 20 750 1000. Unless the context otherwise requires in this Quarterly Report on Form 6-K, the terms the “Company”, “Versatel”, “our company”, “we” and “us” refer to Versatel Telecom International N.V. and its subsidiaries as a combined entity, except where it is made clear that such term means only the parent company.

     As of January 1, 2000, we began presenting our financial statements in euro. Prior to this date we presented our financial statements in Dutch guilders. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

     References to “euro” or “€” are to the currency introduced at the start of the third stage of Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on European Union, references to “Dutch guilders” or “NLG” are to the former currency of The Netherlands, and references to “U.S. dollars” or “$” are to United States dollars.

PART I – FINANCIAL INFORMATION

ITEM 1.   FINANCIAL STATEMENTS

VERSATEL TELECOM INTERNATIONAL N.V.

AUDITED CONDENSED CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2001 AND UNAUDITED CONDENSED CONSOLIDATED
BALANCE SHEET AS OF JUNE 30, 2002
(Amounts in thousands of euro)

	December 31, 2001	June 30, 2002

		(unaudited)
	€	€
ASSETS
Current Assets:
Cash	479,799	510,188
Marketable securities	242,306	15,017
Accounts receivable, net	68,884	38,285
Inventory	28,115	19,640
Unbilled revenues	11,078	16,524
Prepaid expenses and other	26,719	36,801

Total current assets	856,901	636,455

Fixed Assets:
Property, plant and equipment, net	814,240	826,290
Construction in progress	125,656	76,661

Total fixed assets	939,896	902,951

Capitalized finance costs, net	33,486	30,177
Other non-current assets	8,048	8,424
Goodwill, net	217,939	—

Total assets	2,056,270	1,578,007

See notes to the unaudited condensed consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

AUDITED CONDENSED CONSOLIDATED BALANCE SHEET AS OF
DECEMBER 31, 2001 AND UNAUDITED CONDENSED CONSOLIDATED
BALANCE SHEET AS OF JUNE 30, 2002
(Amounts in thousands of euro, except for share amounts)

	December 31, 2001	June 30, 2002

		(unaudited)
	€	€
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	118,651	64,539
Accrued liabilities	188,676	143,763
Unearned revenue	21,220	22,994
Current portion of capital lease obligations	1,080	1,205

Total current liabilities	329,627	232,501

Capital lease obligations, net of current
portion	12,612	20,398
Long-term liabilities	11,850	3,347
Long-term debt	1,728,875	1,688,524

Total liabilities	2,082,964	1,944,770

Shareholders’ Equity:
Ordinary shares, EURO 0.02 par value, 91,364,747 issued and outstanding as of June 30, 2002 and ordinary shares, NLG 0.05 par value, 91,352,247 issued and outstanding as of December 31, 2001	2,073	1,827
Additional paid-in capital	1,022,572	1,016,954
Warrants	336	336
Deferred compensation	(11,932)	(7,840)
Accumulated deficit	(1,039,743)	(1,378,040)

Total shareholders’ equity	(26,694)	(366,763)

Total liabilities and shareholders’ equity	2,056,270	1,578,007

See notes to the unaudited condensed consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND JUNE 30, 2001 AND FOR THE SIX
MONTHS ENDED JUNE 30, 2002 AND JUNE 30, 2001
(Amounts in thousands of euro, except for per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,

	2001	2002	2001	2002

	€	€	€	€
OPERATING REVENUES	63,029	70,447	124,773	137,922

OPERATING EXPENSES:
Cost of revenues, excluding depreciation and amortization	39,343	34,642	79,540	70,924
Selling, general and administrative, excluding stock based compensation shown below	42,978	33,923	87,796	68,786
Stock based compensation	1,249	970	3,751	(1,776)
Restructuring expense	—	—	7,500	—
Claim settlement	—	(1,165)	—	(1,165)
Depreciation and amortization	35,091	51,500	65,411	82,335

Total operating expenses	118,661	119,870	243,998	219,104

Operating Loss	(55,632)	(49,423)	(119,225)	(81,182)

OTHER INCOME (EXPENSES):
Foreign currency exchange (losses) gains, net	(24,237)	56,728	(61,730)	45,001
Interest income	12,051	4,788	26,308	11,034
Interest expense	(46,156)	(48,983)	(90,689)	(96,592)
Other income	—	446	147	446

Total other income (expenses), net	(58,342)	12,979	(125,964)	(40,111)

Net loss before extraordinary item	(113,974)	(36,444)	(245,189)	(121,293)

Extraordinary item	5,872	935	5,872	935

Net loss before cumulative effect of change in accounting principle	(108,102)	(35,509)	(239,317)	(120,358)

Cumulative effect of change in accounting principle	—	—	—	(217,939)
Net loss after extraordinary items and cumulative effect of change in accounting principle	(108,102)	(35,509)	(239,317)	(338,297)

Net loss per share before extraordinary items and cumulative effect of change in accounting principle	(1.25)	(0.40)	(2.71)	(1.33)

Net loss per share per extraordinary items	0.06	0.01	0.06	0.01

	Three Months Ended June 30,		Six Months Ended June 30,

	2001	2002	2001	2002

	€	€	€	€
Net loss per share per cumulative effect of change in accounting principle	—	—	—	(2.38)
Net loss per share (basic and diluted) after extraordinary items and cumulative effect of change in accounting principle	(1.19)	(0.39)	(2.65)	(3.70)

See notes to the unaudited condensed consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND JUNE 30, 2001
(Amounts in thousands of euro)

	Six Months Ended

	June 30, 2001	June 30, 2002

	€	€
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	(239,317)	(338,297)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	65,412	82,335
Cumulative effect of change in accounting principle	—	217,939
Amortization of finance cost	3,510	3,309
Currency translation movement	61,730	(58,317)
Gain on sale of fixed assets	(7,801)	—
Accreted interest on convertible notes	15,864	17,201
Stock based compensation	3,752	(1,776)
Gain on extinguishment of debt	(5,872)	(935)
Changes in other operating assets and liabilities:
Accounts receivable	(3,237)	30,599
Inventory	(3,275)	8,475
Prepaid expenses and other	22,749	(15,139)
Accounts payable	662	(54,112)
Unearned revenue	(4,209)	1,774
Accrued liabilities	(14,653)	(27,200)

Net cash used in operating activities	(104,685)	(134,144)

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures	(139,349)	(35,734)
Net proceeds from sale of business	—	446
Acquisition of business, net of cash acquired	(120)	(13,812)
Purchase of marketable securities	(824,743)	(67,189)
Sales of marketable securities	1,037,646	294,478

Net cash provided by investing activities	73,434	178,189

CASH FLOW FROM FINANCING ACTIVITIES:
Payments under capital lease obligations	(1,658)	(6,047)
Proceeds from (redemption of) short-term loans	(3,270)	(7,613)
Proceeds from (redemption of) long-term debt	1,917	—
Proceeds from (redemption of) senior/convertible notes	(3,569)	—
Payment of restricted cash paid as interest	28,100	—
Proceeds from exercised warrants	293	—
Proceeds from exercised stock options	1,093	4
Shareholder contributions	524	—

Net cash (used in) provided by financing activities	23,430	(13,656)

Net increase (decrease) in cash	(7,821)	30,389
Cash, beginning of the period	61,618	479,799

Cash, end of the period	53,797	510,188

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Non-cash settlement of capital lease obligations	—	9,040

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for —
Interest (net of amounts capitalized)	77,897	74,575
Acquisition of property through capital leases	—	5,330

See notes to the unaudited condensed consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

AUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001 AND UNAUDITED CONDENSED
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2002
(Amounts in thousands of euro, except for share amounts)

	Number of		Additional
	shares	Ordinary	paid-in		Deferred	Accumulated
	outstanding	shares	capital	Warrants	compensation	deficit	Total

		€	€	€	€	€	€
Balance December 31, 2000	89,661,896	2,033	1,019,015	722	(19,270)	(661,182)	341,318
Shareholders contributions	—	—	2,941	—	—	—	2,941
Shares issued for acquisition	7,500	1	524	—	—	—	525
Stock options exercised	948,133	22	1,073	—	—	—	1,095
Warrants exercised	734,718	17	662	(386)	—	—	293
Deferred compensation	—	—	(1,643)	—	1,643	—	—
Amortization of stock based compensation	—	—	—	—	5,695	—	5,695
Net loss	—	—	—	—	—	(378,561)	(378,561)

Balance December 31, 2001	91,352,247	2,073	1,022,572	336	(11,932)	(1,039,743)	(26,694)

Redenomination of par value of shares	—	(246)	246	—	—	—	—
Shares issued for acquisition	—	—	—	—	—	—	—
Stock options exercised	12,500	—	4	—	—	—	4
Warrants exercised	—	—	—	—	—	—	—
Deferred compensation	—	—	(5,868)	—	5,868	—	—
Amortization of stock based compensation	—	—	—	—	(1,776)	—	(1,776)
Net loss	—	—	—	—	—	(338,297)	(338,297)

Balance June 30, 2002	91,364,747	1,827	1,016,954	336	(7,840)	(1,378,040)	(366,763)

     There is no comprehensive income other than the net losses for the period.

See notes to the unaudited consolidated financial statements.

VERSATEL TELECOM INTERNATIONAL N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF JUNE 30, 2002 AND FOR THE THREE MONTHS ENDED JUNE 30, 2002 AND 2001 AND
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001

1.   Financial Presentation and Disclosures

     In the opinion of management, the accompanying unaudited condensed consolidated financial statements of Versatel Telecom International N.V. and its wholly owned subsidiaries have been prepared in conformity with U.S. GAAP and contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company’s consolidated financial position as of June 30, 2002, and the results of operations and cash flows for the six months ended June 30, 2002 and 2001.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These financial statements should be read in conjunction with the Company’s 2001 audited financial statements and the notes related thereto, filed on Form 20-F and in conjunction with the First Amended Disclosure Statement dated July 26, 2002 in relation to the U.S. Chapter 11 procedure. The results of operations for the six months ended June 30, 2002 may not be indicative of the operating results for the full year.

     The Company has no amounts to be included as other comprehensive income.

1.1 Principles of consolidation and consolidated interest

     The consolidated financial statements include the accounts of Versatel and all entities in which Versatel has a controlling voting interest (“Subsidiaries”). The results of these Subsidiaries are included from the respective dates of acquisition or incorporation by the Company. All significant intercompany transactions have been eliminated.

     When the minority interest amount in the consolidated balance sheet has been reduced to nil by losses of the Subsidiary, Versatel recognized the entire net loss of such Subsidiary without allocation of the deficit to the minority interest.

     Investments are stated at the lower of cost and net realizable value.

1.2 Recently issued Accounting Standards

     In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Versatel has determined that SFAS No. 143 will have no impact on the Company’s results of operations, financial position or cash flows.

     In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statements No. 4, 44 and 62, Amendment of FASB Statement No 13 and Technical Corrections (FAS 145). For most companies, FAS 145 will require gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under FAS 4. Extraordinary treatment will be required for certain extinguishments as provided in

APB Opinion No. 30. The statement also amended FAS 13 for certain sales-leaseback and sublease accounting. The Company is required to adopt the provisions of FAS 145 effective January 1, 2003. The Company is currently evaluating the impact of adoption of this statement.

     In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (FAS 146) and nullifies EITF Issue No. 94-3. FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF No 94-3 had recognized the liability at the commitment date to an exit plan. The Company is required to adopt the provisions of FAS 146 effective for exit or disposal activities initiated after December 31, 2002. The Company is currently evaluating the impact of adoption of this statement.

1.3 Recently adopted Accounting Standards

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are “separable”, (i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged). As a result, it is likely that companies will recognize more intangible assets under SFAS No. 141 than its predecessor, Accounting Principles Board (“APB”) Opinion No. 16, although in some instances previously recognized intangibles will be subsumed into goodwill.

     Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Under SFAS No. 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

     SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consumated after July 1, 2001 will not be amortized. For more information on the impact of SFAS No. 142 on Versatel’s financial result, please see Note: 4 “Goodwill and Other Intangible Assets”.

     On January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS No. 144 establishes a single accounting model for long-lived assets based on the framework established in SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. In addition, SFAS No. 144 establishes criteria beyond that previously specified to determine when a long-lived asset is held for sale. Among other things, those criteria specify that (a) the asset must be available for immediate sale in its present condition and (b) the sale of the asset must be probable, and its transfer expected to qualify for recognition as a completed sale, within one year, with certain exceptions. It requires that a long-lived asset exchanged for a similar productive long-lived asset shall continue to be classified as held and used until it is disposed of. In addition, SFAS No. 144 provides guidance on the accounting for a long-lived asset classified as held for sale if the asset is reclassified as held and used. With the adoption of SFAS 144 as per January 1, 2002, the Company will no longer recognize revenue on non-monetary transactions in the future.

     SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. The provisions of the statement are generally to be applied prospectively. The Company currently has no plans to dispose of any operations.

1.4 Reclassification

     Certain prior period balances have been restated to conform to current year presentation.

2.   Current Events

     On October 12, 2001, Versatel filed a registration statement on Form F-4 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the “SEC”) in connection with a proposed exchange offer and consent solicitation in respect of its outstanding high yield notes and convertible notes. On March 21, 2002, Versatel announced that it had reached an agreement with an ad hoc committee of bondholders with respect to the terms and conditions of its proposed financial restructuring effected through either an exchange offer, a suspension of payments proceeding in The Netherlands or a Chapter 11 proceeding in the United States pursued concurrently with such suspension of payments proceeding in respect of all its outstanding high yield and convertible notes.

     On June 19, 2002, Versatel announced that in order to accelerate its financial restructuring it had voluntarily, and with the full support of a majority of its bondholders, commenced a suspension of payments proceeding in The Netherlands and a Chapter 11 proceeding in the United States in respect of the holding company, Versatel Telecom International N.V. The decision to implement the financial restructuring through these proceedings is fully supported by bondholders, including the bondholder committee, who collectively own over 65 % of initial principal amount of Versatel’s outstanding high yield and convertible notes. These proceedings do not involve Versatel’s operating subsidiaries, employees, suppliers and operating assets, thereby ensuring normal service continuity for Versatel’s customers.

     As a result of the commencement of a suspension of payments proceeding in The Netherlands and a Chapter 11 proceeding in the United States in respect of the holding company, Versatel Telecom International N.V., Versatel received a letter from Nasdaq giving notice that the company’s ADSs will be delisted from The Nasdaq National Market effective June 27, 2002. Versatel has decided not to appeal this decision. Versatel’s ADSs will continue to trade in the United States on the over-the-counter markets. This action will not affect the listing of the company’s shares on Euronext Amsterdam.

     On July 30, 2002, the US Bankruptcy Court for the Southern District of New York approved the adequacy of the First Amended Disclosure Statement dated July 26, 2002 in the US Chapter 11 procedure. On August 6, 2002 the administrator published his first report of the state of affairs of the estate in accordance with Section 227 of the Bankruptcy Act of The Netherlands in the provisional suspension of payment proceeding of Versatel Telecom International N.V. For more details on Versatel’s financial restructuring, please see Note 7, “Financial Conditions and Operations.”

     Additionally, on June 6, 2002, Versatel entered into a Commitment Letter with GE Capital for a credit facility in the amount of €150 million, conditioned upon, among other things, customary conditions and the successful completion of the financial restructuring.

3.   Earnings per share

     The reconciliation of the basic weighted average outstanding shares and diluted weighted outstanding average shares for the year ended December 31, 2001 and the three and six months ended June 30, 2002 and 2001:

	Year Ended	Three Months		Six Months Ended
	December 31,	Ended June 30,		June 30,

	2001	2001	2002	2001	2002

	(in thousands)
Weighted average share outstanding
Basic	90,872	91,101	91,352	90,397	91,352
Weighted average dilutive potential common shares stock options	4,612	4,009	3,553	4,618	3,664
Warrants	953	887	708	1,200	708
Convertible notes	12,837	12,837	12,837	12,837	12,837

Total	109,274	108,834	108,450	109,052	108,561

     Convertible promissory notes, warrants and options were not included in the computation of diluted earnings per share for the year ended December 31, 2001 and the three and six months ended June 30, 2002 and 2001 because their effect was antidilutive.

4.   Goodwill and other intangible assets

     The Company adopted the non-amortization provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” on January 1, 2002, which resulted in a €13.4 million increase in the second quarter’s net loss to €35.5 million for the three months ended June 30, 2002. As an additional step in the SFAS No. 142 implementation process, there is a transitional period from the effective date of adoption for the Company to perform an initial assessment of its reporting units to determine whether there is any indication that the goodwill carrying value may be impaired. This assessment is made by comparing the fair market value of each reporting unit, as determined in accordance with the new rule, to its book value. To the extent that impairment is indicated (fair market value is less than book value), companies must determine the amount of goodwill impairment within individual reporting units. Any impairment charge resulting from the adoption of SFAS No. 142 is recorded as a cumulative effect of a change in accounting principle retroactive to January 1, 2002. In future years, a goodwill impairment review must be conducted at least annually at the reporting unit level, and any such impairment recorded as a charge to amortization.

     The Company completed the transitional impairment review of its reporting units during the second quarter and as a result of the substantial deterioration in market values for telecommunications companies recorded a non-cash goodwill impairment of €217.9 million or €2.38 per diluted share. This charge has been recorded as a cumulative effect of a change in accounting principle retroactive to January 1, 2002 and therefore reduced the previously reported first quarter 2002 net loss of €0.93 per diluted share to a net loss of €3.31 per diluted share.

     The following table summarizes the impairment charges by reporting segment due to the adoption of SFAS No. 142 for the period ended June 30, 2002:

	Goodwill	Impairment	Goodwill

	January 1, 2002	January 1, 2002	June 30, 2002

	(euro in thousands)
SFAS 142 Application
The Netherlands	137,362	(137,362)	—
Belgium	5,064	(5,064)	—
Germany	75,513	(75,513)	—

Total	217,939	(217,939)	—

     The goodwill in The Netherlands was primarily related to the Company’s acquisition in 1999 of Svianed and Vuurwerk and in 2000 of the acquisition of Versapoint. The goodwill in Belgium was primarily related to the Company’s acquisition of Itinera and Compath in 1999 and 2000, respectively. The remaining goodwill in Germany was attributed to the Company’s acquisition of Versatel Germany (formerly known as VEW Telnet) in 1999 and the acquisition of Komtel in 2000.

     The Company determined the fair market value of each reporting unit using a discounted cash flow approach taking into consideration projections based on the individual characteristics of the reporting units and historical trends as well as using market trading multiples of comparable companies. The resulting impairment is primarily attributable to a change in the evaluation criteria for goodwill utilized under previous accounting guidance, to the fair market value approach stipulated in SFAS No. 142. The following table provides a comparison of earnings and earnings per share had the non-amortization provisions of SFAS No. 142 been adopted for all periods presented.

	Year Ended	Three Months Ended		Six Months Ended
	December 31,	June 30,		June 30,

	2001	2001	2002	2001	2002

	(euro in thousands)
Reported net loss	(378,561)	(108,102)	(35,509)	(239,317)	(338,297)
Add back: Goodwill amortization	28,333	7,069	—	14,167	217,939

Total Adjusted net loss	(350,228)	(101,033)	(33,509)	(225,150)	(120,358)

Loss per share (basic and diluted):
Reported net loss	(4.17)	(1.19)	(0.39)	(2.65)	(3.70)
Add back: Goodwill amortization	0.32	0.08	—	0.16	2.38

Adjusted net loss per share	(3.85)	(1.11)	(0.39)	(2.49)	(1.32)

     For the three months ended June 30, 2002, Versatel recognized amortization of goodwill of €13.4 million compared to €7.1 million for the three months ended June 30, 2001. As of January 1, 2002, Versatel adopted SFAS No. 142 “Goodwill and Other Intangible Assets”. Under this rule, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indications of impairment arise. This annual test under the SFAS No. 142 was done at June 30, 2002 and resulted in an impairment of goodwill of €13.4 million recorded as amortization expense, related to our acquisition of an additional 12.5% stake in Komtel for the six months ended June 30, 2002.

5.   Organizational restructuring

     During 2001, we announced two restructurings to create operational synergies as a result of our increased scale of operations. In March 2001, we announced the first restructuring plan for our operations in The Netherlands and Germany. Under the plan, we identified approximately 300 employees to be terminated. Additionally, in September 2001, we identified approximately 100 employees to be terminated in Belgium as part of the second restructuring plan.

     In total, Versatel recognized a charge of €11.2 million in 2001 to cover employee termination costs and other restructuring costs. Total annual savings in sales, general and administrative expenses from the announced restructurings are estimated to be approximately €21.2 million, with €8.9 million of such savings realized in 2001. As of June 30, 2002, €10.6 million of the €11.2 million restructuring reserve has been paid and a total of 413 Versatel employees have been terminated. We expect to use the remaining portion of the restructuring reserve to cover employee termination costs and other restructuring costs for payments by the end of 2002.

6.   Foreign Currency Transactions

     The Company’s functional currency is the euro. Transactions involving other currencies are converted into euro using the exchange rates that are in effect at the time of the transaction.

     At the balance sheet date, monetary assets and liabilities which are denominated in other currencies are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency re-measurements are reflected in the accompanying statements of operations.

7.   Financial Condition and Operations

     For the three and six months ended June 30, 2002, we had a loss from operating activities of

€49.4 million and €81.2 million respectively. In addition, the Company had a positive Adjusted EBITDA (which consists of earnings (loss) before interest expense, income taxes, depreciation, amortization, stock based compensation, tax penalties, restructuring expense, claim settlements, extraordinary items, results from investing activities and foreign exchange gain (loss)) of €1.9 million for the three months ended June 30, 2002 and a negative Adjusted EBITDA of €1.8 million for the six months ended June 30, 2002. We expect to continue to incur significant further operating losses for the foreseeable future. Although the proposed financial restructuring would result in a significant non-recurring net gain for accounting purposes and tax purposes (consisting primarily of an extraordinary gain resulting from the extinguishment of the high yield notes and a one time charge to interest expense as a result of the induced conversion related to the convertible notes), we expect to continue to make losses in the future. You should be aware that we cannot be certain that we will achieve or, if achieved, be able to maintain operating profits in the future.

     In order to maintain positive Adjusted EBITDA, Versatel will need to grow its revenues, control its network costs by replacing leased lines and other temporary network elements with its own network, and efficiently manage selling, general and administrative costs. Adjusted EBITDA is included because management believes it is a useful indicator of a company’s ability to incur and service debt. Adjusted EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statements of operations or cash flow data computed in accordance with U.S. GAAP or as a measure of our results of operations or liquidity. Because all companies do not calculate Adjusted EBITDA or EBITDA, identically, the presentation of Adjusted EBITDA contained herein may not be comparable to other similarly titled measures of other companies. In the definition for Adjusted EBITDA, stock based compensation, tax penalties, claim settlements and restructuring expenses are included.

     The ability to attract and provision new customers directly to our network with fiber, DSL technology, other copper access technologies or leased lines will have a significant impact on Versatel’s ability to achieve positive Adjusted EBITDA and eventual net profit. To date, Versatel has made significant progress in connecting new buildings to its network. Versatel continues to invest in strong sales and marketing efforts to attract new customers and enhance Versatel’s brand image in its target markets, but no assurances can be given by Versatel that it will be able to continue to attract new customers and connect them directly to its network.

     For the three and six months ended June 30, 2002, the Company had a net loss of €35.5 million and €338.3 million respectively. In addition, Versatel had an accumulated deficit of €1,378.0 million as of June 30, 2002. We have used a significant amount of the net proceeds of the debt and equity offerings to make capital expenditures related to the expansion and development of our network, to acquire various companies, to fund operating losses and for other general corporate purposes. Our capital expenditure for the three and six months ended June 30, 2002 was €18.6 million and €35.7 million respectively. We expect total capital expenditure for 2002 to be significantly below 2001 levels.

     As of June 30, 2002, we had negative working capital (excluding cash, cash equivalents and marketable securities) of €121.3 million. In the future we expect our working capital needs to increase. This is largely due to an expected increase in our revenues and a related increase in accounts receivable, at the same time that we expect a significant reduction in our accounts payable as a result of payments that are due with respect to equipment and services purchased in connection with the construction of our now largely completed network and a reduction in our sales, general and administrative expenses. Also, as the focus of our network construction has shifted to shorter lead time customer connection projects, the length of time that the associated accounts payable remain outstanding will decrease.

     On October 12, 2001, Versatel filed a registration statement on Form F-4 under the Securities Act of 1933, as amended, with the Securities and Exchange Commission in connection with a proposed exchange offer and consent solicitation in respect of its outstanding high yield notes and convertible notes. On March 21, 2002, Versatel announced that it had reached an agreement with an ad hoc committee of holders of its notes in respect of its proposed financial restructuring effected through either an exchange offer, a suspension of payments proceeding in The Netherlands or a Chapter 11 proceeding in the United States pursued concurrently with such suspension of payments proceeding in respect of all its outstanding high yield and convertible notes. The committee is part of a wider group of holders of notes that collectively own approximately 74% of the initial principal amount of outstanding notes. The committee collectively holds approximately 33% of such notes.

     On June 19, 2002, Versatel announced that in order to accelerate it financial restructuring it had voluntarily, and with the full support of a majority of its bondholders, commenced a suspension of payments proceeding in The Netherlands and a Chapter 11 proceeding in the United States in respect of the holding company, Versatel Telecom International N.V. The decision to implement the financial restructuring through these proceedings is fully supported by bondholders, including the bondholder committee, who collectively own over 65 % of initial principal amount of Versatel’s outstanding high yield and convertible notes. These proceedings do not involve Versatel’s operating subsidiaries, employees, suppliers and operating assets, thereby ensuring normal service continuity for Versatel’s customers. Versatel anticipates that the Dutch suspension of payments proceedings and the Chapter 11 proceeding in the U.S. will be completed by the end of September 2002.

     On July 30, 2002, the U.S. Bankruptcy Court for the Southern District of New York approved the adequacy of the First Amended Disclosure Statement dated July 26, 2002 in the U.S. Chapter 11 procedure. For more information regarding Versatel’s financial restructuring please visit the Versatel website (www.versatel.com) which contains, amongst others, the First Amended Disclosure Statement dated July 26, 2002 in relation to the U.S. Chapter 11 procedure.

     Upon completion of the proposed financial restructuring effected through a suspension of payments proceeding in The Netherlands and a Chapter 11 proceeding in the United States, Versatel believes that its remaining cash balance, together with anticipated cash flow from operations, will provide it with sufficient capital to fund its operations to at least the beginning of the second quarter 2003. In addition, subject to customary conditions and the successful completion of the restructuring, GE Capital has agreed to provide Versatel with a €150 million credit facility. After successful completion of the restructuring, Versatel’s cash balances, excluding the credit facility, will provide it with sufficient funding until at least the beginning of the second quarter of 2003. An initial amount of €50 million under the credit facility is available immediately following the completion of the restructuring, with the remaining €100 million subject to financial performance. Given its previously announced funding gap of less than €50 million, Versatel believes that the credit facility will fully fund the Company’s business plan and operations. However, if the proposed financial restructuring is unsuccessful and current negative conditions in the capital markets continue to deteriorate further, under its current capital structure Versatel believes that it may not be able to raise additional capital to fund its operations beyond the beginning of 2004.

8.   Segmental reporting

Revenues

     Until 1999, Versatel essentially managed its business as one segment. Versatel’s substantial growth during 2000 led us to formally manage our business by different segments according to the geographic locations of our markets: The Netherlands, Germany, and Belgium. Versatel generates revenue by providing a full range of voice, data and Internet services. Versatel has separate management teams for each of The Netherlands, Germany and Belgium in order to better serve our customers because of the distinct market dynamics of each region in which we operate.

     In addition to our core business of providing broadband services to business customers in the Benelux and northwest Germany, Versatel operates Zon, our residential Internet service provider, to participate in the growing market for consumer Internet services in The Netherlands. Zon’s financial and operating results are included in The Netherlands.

     The key operating performance measures used to evaluate the different segments are revenues and Adjusted EBITDA.

     In March 2000, we acquired Komtel in Germany. Komtel’s activities include certain premium dial-in services. For these services, Versatel collects per minute fees from Deutsche Telekom and then passes a portion of these fees on to a local content provider. As of April 1, 2001, we report these fees on a net basis, whereby reported revenues only include that portion of the fees from Deutsche Telekom that are not passed on to a local content provider. Until March 31, 2001, we accounted for these services on a gross basis and recognized as revenue all fee amounts received because we determined that it was not materially different than if reported on a net basis and there was no impact on operating loss, loss before income taxes and net loss (after taxes).

     We believe gross billings are an important indicator of the volume of these premium dial-in services and assist comparability to prior periods. Accordingly, this document also discusses the level of gross billings for all periods presented and the costs related to gross billings which includes the costs passed on to local content providers. References herein to gross billings include all our revenues, plus fee amounts passed on to local content providers for the premium dial-in services offered by Komtel.

     Versatel’s revenues presented on a geographical basis is divided as follows:

	Year Ended	Three Months Ended		Six Months Ended
	December 31,	June 30,		June 30,

	2001	2001	2002	2001	2002

	(euro in thousands)
Revenues
The Netherlands	159,241	44,365	40,941	75,857	79,694
Belgium	35,050	4,190	10,586	17,432	21,034
Germany(1)	61,442	14,474	18,920	31,485	37,194

Total(2)	255,733	63,029	70,447	124,774	137,922

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the three and six months ended June 30, 2002 amounted to €25.4 million and €51.3 million respectively. Gross billings in Germany for the year ended December 31, 2001 and three and six months ended June 30, 2001 amounted to €80.1 million and €20.0 million and €36.9 million respectively.

(2)	Total gross billings for the three and six months ended June 30, 2002 amounted to €76.9 million and €152.1 million respectively. Total gross billings for the year ended December 31, 2001 and the three and six months ended June 30, 2001 amounted to €274.4 million, €68.5 million and €130.3 million respectively.

     Further, Versatel believes the revenues per service by customer type is an important indicator of the evolution of its broadband services product portfolio. Versatel’s revenues on a service by customer type is divided as follows:

	Year Ended	Three Months Ended		Six Months Ended
	December 31,	June 30,		June 30,

	2001	2001	2002	2001	2002

	(euro in thousands)
Revenues
Business customers
Voice	95,551	19,023	24,400	42,885	49,630
Data	45,616	13,144	14,118	24,275	26,160
Internet	38,109	10,693	9,967	20,557	19,846
Residential customers
Voice	13,776	4,113	3,920	7,462	7,681
Internet	13,530	2,961	5,639	5,964	10,026
Carrier Services customers
Voice (1)	16,985	4,253	9,880	8,966	18,878
Data	9,165	2,355	2,523	4,365	5,701
Other(2)	23,001	6,487	—	10,300	—

Total (3)	255,733	63,029	70,447	124,774	137,922

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings from voice services to carrier service customers in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the three and six months ended June 30, 2002 were €16.4 million and €33.0 million respectively. For the year ended December 31, 2001 and the three and six months ended June 30, 2001 gross billings from voice services to carrier customers in Germany amounted to €35.6 million, €9.7 million and €14.5 million respectively.

(2)	Other sales consists of asset sales of telecommunications infrastructure.

(3)	Total gross billings for the three and six months ended June 30, 2002 amounted to €76.9 million and €152.1 million respectively. Total gross billings for the year ended December 31, 2001 and the three and six months ended June 30, 2001 amounted to €274.4 million, €68.5 million and €130.3 million respectively.

Adjusted EBITDA

     Versatel’s Adjusted EBITDA presented on a geographical basis is divided as follows:

	Year Ended	Three Months Ended		Six Months Ended
	December 31,	June 30,		June 30,

	2001	2001	2002	2001	2002

	(euro in thousands)
Adjusted EBITDA
The Netherlands	(12,764)	(362)	2,406	(12,044)	1,979
Belgium	(24,283)	(11,628)	(223)	(14,319)	(1,528)
Germany	(27,233)	(7,302)	(301)	(16,200)	(2,240)

Total consolidated Adjusted EBITDA	(64,280)	(19,292)	1,882	(42,563)	(1,788)

Stock based compensation	(5,695)	(1,249)	(970)	(3,750)	1,776
Tax penalties	(2,978)	—	—	—	—
Restructuring expense	(11,240)	—	—	(7,500)	—
Claim Settlement	—	—	1,165	—	1,165

Total consolidated EBITDA	(84,193)	(20,541)	2,077	(53,813)	1,153

     Management allocates both network services and corporate overhead costs to The Netherlands because the Company’s headquarters, including the network operating center, are located at Versatel’s main office in Amsterdam, The Netherlands.

Fixed assets

     Due to the integrated nature of our activities, a meaningful breakdown of the fixed assets between services per customer type is not presented here.

     The Company’s fixed assets presented on a geographical basis is divided as follows:

	Year Ended	Six Months Ended
	December 31,	June 30,

	2001	2001	2002

	(euro in thousands)
Fixed Assets
The Netherlands	460,141	416,741	445,363
Belgium	106,918	78,642	140,521
Germany	247,181	191,563	240,406

Total	814,240	686,946	826,290

9.   Non-monetary transactions

     For the three months and six months ended June 30, 2001, approximately €6.4 million and €10.3 million respectively of Versatel’s revenues were derived from customers from which Versatel also purchased assets for use in its own network. The assets purchased have been recorded as purchases of property, plant and equipment and include the international fiber and capacity that Versatel required to complete its international network. Versatel realized a gain on these transactions for the three and six months ended June 30, 2001 of €5.3 million and €8.1 million respectively. With the adoption of SFAS 144 as per January 1, 2002, the Company will no longer recognize revenue on non-monetary transactions in the future. For the three and six months ended June 30, 2002 Versatel has no such transactions.

10.   Commitments not reflected in the Balance sheet

     Commitments in connection with the rollout of the Company’s network not yet recorded on the balance sheet amount to approximately €20.3 million as of June 30, 2002.

     The guarantees issued as of June 30, 2002 on behalf of third parties amount to €17.2 million.

11.   Subsequent events

     On July 30, 2002, the U.S. Bankruptcy Court for the Southern District of New York approved the adequacy of the First Amended Disclosure Statement dated July 26, 2002 in the U.S. Chapter 11 procedure.

ITEM 2.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     We are a competitive communications network operator and a leading alternative to the former monopoly telecommunications carriers in our target market of the Benelux and northwest Germany. Our objective is to become the leading fully integrated alternative provider of local access, facilities-based broadband services, including voice, data and Internet services, to business customers in our target market. We provide high-quality, competitively priced telecommunications, data and Internet services to three targeted market segments:

•	Direct Access Services — high bandwidth business and residential telecommunications subscribers that are directly connected to our network either through our own fiber, DSL technology, other copper access technologies or leased lines.

•	Indirect Access Services — business and residential telecommunications subscribers that are indirectly connected to our network through carrier preselection or our “1611” carrier select code.

•	Carrier Services — other telecommunications, data and Internet service providers.

     In addition to our core business of providing broadband services to business customers in the Benelux and northwest Germany, we operate Zon, our residential Internet service provider, to participate in the growing market for consumer Internet services in The Netherlands.

     Our growth is driven by our focus on providing bundled broadband services to business customers. Historically, we have focused on providing services to small- and medium-sized businesses. However, as we continue to expand our service offering and local access network we are also able to provide services to larger businesses with more sophisticated service requirements, such as Achmea and the UWV-Group of which, as of January 1, 2002, the GAK Group is an integral component. We continually strive to develop new products and services, which we are able to provide to both existing and new customers. We believe providing a bundled service offering comprised of voice and Internet access over DSL technology will be crucial to increasing our market share in the small- and medium-sized business market. Another key component of our historic growth was our expansion into northwest Germany which significantly expanded our addressable market. A further key component of our growth is the continued development of our network. We have invested in developing a dense network in our target markets which allows us to rapidly connect customers to our network and to provide multiple services through a single connection. Currently, we focus on connecting customers to our network primarily through our own fiber, DSL technology, other copper access technologies and leased lines. However, we will continue to evaluate other opportunities. Once a customer is connected to our network, we can generally expand services to such customer without incurring substantial additional investment costs.

     As we have developed our operations, we have incurred substantial losses. We anticipate that net losses will continue to be significant. We have incurred substantial losses both as a result of our operating expenses and expenses related to our outstanding indebtedness. Our operating expenses are comprised primarily of the leasing of access and transmission capacity, originating and terminating costs for voice traffic, selling, general and administrative expenses related to the expansion and operating of our business and increasing depreciation and amortization costs associated with the continuing build-out of our network. We have incurred substantial interest expenses associated with our outstanding debt and foreign exchange losses as a result of currency fluctuations between the euro and U.S. dollar as a result of our U.S. dollar denominated indebtedness. Fluctuations between the U.S. dollar and the euro may continue to adversely affect our results to the extent that we continue to have U.S. dollar denominated indebtedness.

     During 2001, we announced two restructurings to create operational synergies as a result of our increased scale of operations. In March of 2001, we announced the first restructuring plan for our operations in The Netherlands and Germany. Under the plan, we identified approximately 300 employees to be terminated. Additionally, in September 2001, we identified approximately 100 employees to be terminated in Belgium as part of the second restructuring plan.

     In total, Versatel recognized a charge of €11.2 million in 2001 to cover employee termination costs and other restructuring costs. Total annual savings in sales, general and administrative expenses from the announced restructurings are estimated to be approximately €21.2 million, with €8.9 million of such savings realized in 2001. As of June 30, 2002, €10.6 million of the €11.2 million restructuring reserve has been paid and a total of 413 Versatel employees have been terminated. We expect to use the remaining portion of the restructuring reserve to cover employee termination costs and other restructuring costs for payments by the end of 2002.

Operational Metrics

     Our operational metrics are summarized in the following table:

	Year Ended	Three Months	Three Months
	December 31,	Ended March 31,	Ended June 30,
	2001	2002	2002

Operating Statistics
Internet Minutes Carried (in mm(1))	2,901	934	970
Direct Access Fiber Customers	796	868	980
MDF/DSL Business Customers	9,656	12,130	16,427
Broadband Local Access Network
Business Park Rings
Benelux	60	60	60
Germany	—	—	—
City Rings
Benelux	26	26	26
Germany	2	2	2
Near Overlay Sections
Benelux	76	76	76
Germany	N/A	N/A	N/A
Buildings Connected (Own Fiber Only)
Netherlands	832	884	948
Belgium	276	298	292
Carrier Services(2)	94	100	104
MDF (NL)	152	152	175
Germany	463	479	485

Total	1,817	1,913	2,004
Central offices (MDF’s) Operational
Benelux	126	180	187
Germany	274	293	293
Km of local access Fiber
Benelux	1,554	1,554	1,554
Germany	733	755	755

(1)	The numbers per December 31, 2001 are for the full year, March 31 and June 30, 2002 numbers are only for the quarter.

(2)	The total number of Carrier Services buildings as of December 31, 2001 has decreased due to a re-classification of central office buildings connected for third parties where we also built fiber connections for our own use.

Information about Contractual Cash Payments

     The table below shows our contractual and commercial commitments as of June 30, 2002:

		Less than			Over
Contractual obligations	Total	1 year	2-3 years	4-5 years	5 years

	€	€	€	€	€
Senior Debts	1,688,524	—	735,881	—	952,643
Capital lease obligations	45,144	1,205	10,784	10,084	23,071
Committed capital expenditures	20,287	20,287	—	—	—
Rent and operating lease commitments	115,740	8,349	33,223	25,241	48,927

Total contractual cash obligations	1,869,695	29,841	779,888	35,325	1,024,641

     Senior debt obligations relates to our high yield and convertible notes.

     Capital lease obligations relates primarily to leases of telecommunications network and equipment.

Critical accounting policies

     The discussion and analysis of our operating results and financial condition are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis management evaluates its estimates and judgments, including those related to impairment of long lived assets, deferred tax assets and pending disputes and litigation. Management bases its estimates on current information, historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recognition of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or circumstances.

     We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results and require management’s most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Impairment of long lived assets

     Versatel reviews its long lived assets and intangibles for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable in accordance with Statement of Financial Accounting Standard (“SFAS”) 121. This review is done by comparing expected future undiscounted cash flows without interest costs to the carrying amount of the group of assets under review. The estimation period of the undiscounted cash flows without interest is based on the estimated useful life of the critical asset of the group of assets under review. If the future undiscounted cash flows without interest costs or the estimated useful life of the critical asset are less favorable, assets may be impaired.

Income taxes/Deferred tax assets

     Versatel accounts for income taxes under the asset and liability method. Based on this accounting principle Versatel has provided a full valuation allowance related to its substantial deferred tax asset. In the future, if sufficient evidence of Versatel’s ability to generate sufficient future taxable income in certain tax jurisdictions become apparent, Versatel may be required to reduce its valuation allowances, resulting in income tax benefits in Versatel’s consolidated statement of operations.

Allowances for disputes and litigation

     Versatel’s current estimated range of liability related to some of the pending disputes with suppliers and customers and related to litigation is based on claims for which management can estimate the amount and range of loss. We have recorded the minimum estimated liability related to those disputes and claims, when there is a range of loss. Because of the uncertainties related to both the amount and range of loss on the remaining pending disputes and litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available we will assess the potential liability related to our pending disputes and litigation and revise our estimates. Such revisions in our estimates could impact our results of operations and financial position.

Non-monetary transactions

     Based on Versatel’s business plan, certain assets have been categorized as assets held for sale within fixed assets. For the three and six months ended June 30, 2001, €6.4 and €10.3 million respectively of Versatel’s revenues were derived from customers from which Versatel also purchased assets for use in its own network. The assets purchased have been recorded as purchases of property, plant and equipment and include the international fiber and capacity that Versatel required to complete its international network. Versatel realized a gain on these transactions in the three and six months ended June 30, 2001 of €5.3 million and €8.1 million respectively. These transactions are not reflected in the consolidated statements of cash flows. With the adoption of SFAS 144 as of January 1, 2002, the Company will no longer recognize revenue on non-monetary transactions in the future. For the three and six months ended June 30, 2002 we have no such transactions.

Recently adopted accounting standards

     Reference is made to note 1.3 to our financial statements for recently adopted accounting standards.

Off-balance sheet arrangements

     Versatel does not carry any off-balance sheet arrangements other than those commitments in connection with the rollout of capital expenditures relating to customer connections and network build out, which are not material in amount.

Revenues

     Generally, our services can be characterized as voice, data and Internet services. As such, we derive our revenues from both minutes of communications traffic carried by our network which are variable by customer from period to period (generally voice), and fixed monthly fees for services provided to our customers (generally Internet and data). We allocate our revenues to the period in which the traffic was generated. The composition of our customer base, service offerings and geographical focus has continued to evolve as a result of the further development of our network, acquisitions, including Svianed, Versatel Deutschland (formerly known as VEW Telnet) and Komtel, and the expansion of our product offering. As a result, we have significantly increased the portion of our revenues generated from fixed monthly fees, expanded our geographical focus to include northwest Germany and expanded our customer base to include larger customers.

     Historically, we have priced our variable communications services (voice) at a discount to the local PTTs and expect to continue this pricing strategy as we expand our operations. In general, prices for communications services have decreased over the last several years, both for voice traffic as well as for data and Internet services. In The Netherlands, KPN Telecom has reduced its price per minute of telecommunications traffic from time to time in recent years, however in December 2001, KPN raised its prices per minute of telecommunications traffic. In Belgium, Belgacom introduced several discount programs for selected customer groups, which we subsequently matched. In Germany, we have experienced similar levels of price reductions, which we have matched. These reductions are expected to have an adverse impact on margins in the near term as we have responded by reducing our prices. In addition, the introduction of the euro has made pricing more transparent in the European telecommunications market, which may lead to further competition and price decreases. Our data and Internet services continue to be priced at competitive market levels, but are less influenced by the pricing power of the incumbent operators.

     A substantial portion of our revenues are attributable to fixed monthly fees, primarily through the provision of data and Internet services such as Internet connectivity, local area network to local area network (“LAN-to-LAN”) Interconnect services and Internet web-hosting. For the three months ended June 30, 2002, 46% of our revenues were generated from the provision of data and Internet services. Our variable revenues are generated by minutes of communications billed for voice telephony services originated by our customers, terminating voice telephony traffic to customers directly connected with our network and the termination of dial-up Internet traffic onto our network for both Zon and other Internet service providers. Our consumer Internet division generates revenues from the termination of minutes of traffic onto our network as described above, selling advertising on our portals and to a lesser extent receiving a percentage of some of the e-commerce revenue generated by our subscribers. We also recently began providing broadband Internet access to Zon’s customers through DSL technology for a fixed monthly fee.

     In addition, a substantial portion of our revenues is attributable to customers directly connected to our network (commonly referred to as “on-net” revenues) using our own fiber, DSL technology, other copper access technologies or leased lines. For the three months ended June 30, 2002, €47.0 million of our revenue was generated from customers directly connected to our network.

     In March 2000, we acquired Komtel in Germany. Komtel’s activities include certain premium dial-in services. For these services, Versatel collects per minute fees from Deutsche Telekom and then passes a portion of these fees on to a local content provider. As of April 1, 2001, we report these fees on a net basis, whereby reported revenues only include that portion of the fees from Deutsche Telekom that are not passed on to a local content provider. Until March 31, 2001, we accounted for these services on a gross basis and recognized as revenue all fee amounts received because we determined that it was not materially different than if reported on a net basis and there was no impact on operating loss, loss before income taxes and net loss (after taxes).

     We believe gross billings are an important indicator of the volume of these premium dial-in services and assist comparability to prior periods. Accordingly, this document also discusses the level of gross billings for all periods presented and the costs related to gross billings which includes the costs passed on to local content providers. References herein to gross billings include all our revenues, plus fee amounts passed on to local content providers for the premium dial-in services offered by Komtel.

     The following table sets forth the total revenues attributable to our operations for the year ended December 31, 2001, and for the three months and six months ended June 30, 2002 and June 30, 2001.

	Year Ended	Three Months Ended		Six Months Ended
	December 31,	June 30,		June 30,

	2001	2001	2002	2001	2002

	(euro in thousands)
Revenues
Business customers
Voice	95,551	19,023	24,400	42,885	49,630
Data	45,616	13,144	14,118	24,275	26,160
Internet	38,109	10,693	9,967	20,557	19,846
Residential customers
Voice	13,776	4,113	3,920	7,462	7,681
Internet	13,530	2,961	5,639	5,964	10,026
Carrier Services customers
Voice (1)	16,985	4,253	9,880	8,966	18,878
Data	9,165	2,355	2,523	4,365	5,701
Other(2)	23,001	6,487	—	10,300	—

Total (3)	255,733	63,029	70,447	124,774	137,922

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings from voice services to carrier service customers in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the three and six months ended June 30, 2002 were €16.4 million and €33.0 million respectively. For the year ended December 31, 2001 and the three and six months ended June 30, 2001 gross billings from voice services to carrier customers in Germany amounted to €35.6 million, €9.7 million and €14.5 million respectively.

(2)	Other sales consists of asset sales of telecommunications infrastructure.

(3)	Total gross billings for the three and six months ended June 30, 2002 amounted to €76.9 million and €152.1 million respectively. Total gross billings for the year ended December 31, 2001 and the three and six months ended June 30, 2001 amounted to €274.4 million, €68.5 million and €130.3 million respectively.

Geographical focus

     We generate revenues in The Netherlands, Belgium and Germany. The geographical composition of our revenues for the year ended December 31, 2001 and the three and six months ended June 30, 2002 and June 30, 2001 were as follows:

	Year Ended	Three Months Ended		Six Months Ended
	December 31,	June 30,		June 30,

	2001	2001	2002	2001	2002

	(euro in thousands)
Revenues
The Netherlands	159,241	44,365	40,941	75,857	79,694
Belgium	35,050	4,190	10,586	17,432	21,034
Germany (1)	61,442	14,474	18,920	31,485	37,194

Total(2)	255,733	63,029	70,447	124,774	137,922

(1)	In March 2000, we acquired Komtel in Germany. Until March 31, 2001, we accounted for the fees from certain premium dial-in services offered by Komtel on a gross basis. Gross billings in Germany (including all fee amounts received for the premium dial-in services offered by Komtel) for the three and six months ended June 30, 2002 amounted to €25.4 million and €51.3 million respectively. Gross billings in Germany for the year ended December 31, 2001 and three and six months ended June 30, 2001 amounted to €80.1 million and €20.0 million and €36.9 million respectively.

(2)	Total gross billings for the three and six months ended June 30, 2002 amounted to €76.9 million and €152.1 million respectively. Total gross billings for the year ended December 31, 2001 and the three and six months ended June 30, 2001 amounted to €274.4 million, €68.5 million and €130.3 million respectively.

Customers

     Historically, we generated our revenues from small- and medium-sized business customers. Beginning in 1999, we started to generate revenues from larger customers, such as the UWV-Group of which the GAK Group is an integral component as of January 1, 2002. We have extended a portion of the UWV-Group contract until May 2003 and the remainder of the contract until the end of 2003. Another large customer that we obtained through a bidding process is Achmea, from whom we began to generate revenues in the last quarter of 2001. Although we continue to participate in such bidding processes and believe we are well positioned to be awarded such contracts as a result of our network and service offerings, it has been more difficult to compete in such processes due to the current concern of many potential customers regarding our funding position, our financial restructuring and the general turmoil in the telecom industry. Also, we believe the general weakness in the economy could delay the decision-making process for potential customers seeking communications services, as well as the timing of upgrades for existing customers.

     We will continue to focus on securing and provisioning customers that can be directly connected to our network utilizing our own fiber, DSL technology, other copper-based access technologies or leased lines. We believe these customers represent a long term asset and provide the best economic return on our dense local access network. However, as we begin to focus on more complex connections such as Achmea’s IP-VPN network, we expect a slow down in the growth of the number of our fiber connections. Also, with the recent introduction of Integrated Services Digital Network (“ISDN”) voice and dedicated Internet services over DSL to the business community in The Netherlands, we expect an increase in the number of customers we provision over DSL technology.

     Historically, in the Benelux, Versatel has approached the residential voice market by providing carrier services such as carrier select hosting to resellers, who themselves target the residential voice market. Recently, we have limited the services we provide to other telecommunications service providers who solely focus on the voice resale market. This is as a result of recent financial difficulties experienced by certain of these service providers. Also, in The Netherlands, Versatel offers Internet services directly to the residential Internet market through Zon. In Germany, we believe market dynamics, including the high penetration of ISDN services, justify offering services directly to the residential market in select situations. As a result, our German operations also service residential customers, which has resulted in a substantial increase in our residential customer base.

     As our network has expanded, we have expanded our ability to provide other carriers with telecommunications services which will maximize the use of our network. We actively monitor our credit exposure to other carriers and we have actively taken steps to reduce this risk in the past. We currently provide services such as leased lines, transmission, IP uplink, co-location services and voice origination to other service providers such as COLT Telecom and Worldcom. Also, we believe that the decision of many other carriers to scale back their operations, or even leave our market, will have a negative impact on our revenues from other carriers in the forseeable future.

     As a result of our continued growth, our total number of business customers was more than 81,000 as of June 30, 2002. The following table sets forth the total number of customers for our services, as of December 31, 2001 and as of June 30, 2001 and 2002.

	as of	as of
	December 31,	June 30,

	2001	2001	2002

Customers(1)
Business
Benelux
Direct	3,713	1,832	5,915
Indirect	23,653	23,202	23,114
Web-hosting	30,100	27,000	32,784
Germany
Direct	6,739	6,113	11,492
Indirect	11,347	9,373	8,195
Residential	48,364	41,705	55,099
Carrier Services	104	162	99

(1)	Excluding Zon active subscribers.

     Management believes that disclosing Zon’s registered subscribers is no longer an accurate reflection of the business and therefore began disclosing active subscribers as of January 1, 2002. The number of active subscribers to Zon, our residential Internet Service Provider, has increased to over 561,000 on June 30, 2002 from over 533,000 on March 31, 2002.

Cost of Revenues

     Our costs of revenues are comprised of fixed network costs and variable costs associated with the origination and termination of minutes of communication traffic. To date, our fixed network costs have primarily consisted of leased lines for sections of our backbone network, leased lines for directly connecting customers to our network, fees to other Internet service providers for the termination of Internet traffic, interconnection charges, and subscription charges. Origination and termination costs represent the cost of carrying minutes of communication traffic from our customers to our network and from our network to the final destination, respectively.

     We are experiencing a reduction in the costs associated with leased lines as we replace leased lines with our own local access and backbone network. However, we will continue to deploy leased lines to directly connect customers to our network in order to either: (a) accelerate such customer’s connection to our network, in which case we will replace the leased line with our own fiber, (b) connect a customer with transaction volumes that do not justify the investment cost associated with a direct connection on our own fiber, or, (c) connect a customer that is located too far from our network infrastructure to economically justify a direct connection with our own fiber.

     As a percentage of revenue, we expect fixed network costs in the long run to decline due to the continuing build out of our local access network, technological improvements, further liberalization of the European telecommunications market and increased availability of transmission capacity.

     We have experienced a decline in the variable costs associated with minutes of communications traffic on a per minute basis for several factors, including: (a) the incremental build out of our network, which increases the number of points we interconnect with the PTTs and the number of carriers with which we interconnect, (b) the increase of minutes we originate and terminate, which leads to higher volume discounts available to us, (c) more rigorous implementation of the European Community directives requiring cost-based termination rates and leased line rates and (d) the emergence of new telecommunication service providers and the construction of new transmission facilities, which results in increased competition. However, there can be no assurance that the trend of decreasing variable costs will continue. If reductions in variable costs do not in fact outpace reductions in variable revenues, we may experience a substantial reduction in our margins on minutes of communication traffic which, absent a significant increase in billable minutes of traffic carried, increased charges for other services, or a shift in the mix of subscription and variable revenues to more subscription revenues, would have a material adverse effect on our business and financial results.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses are comprised primarily of salaries, employee benefits, office and administrative expenses, professional and consulting fees and marketing costs for both our core business and our consumer Internet business. These expenses have increased as we have developed and expanded our operations. We expect selling, general and administrative expenses both on an absolute basis and as a percentage of revenue to decrease from the levels in 2001. Due to our restructurings announced in 2001, we expect to realize total annual savings in selling, general and administrative expenses of approximately €21.2 million, with €8.9 million of such savings realized in 2001. Although we will continue to seek additional synergies in our operations, we cannot predict the timing of any savings, if any, that may be achieved by such efforts.

Adjusted EBITDA

     Versatel’s Adjusted EBITDA consists of earnings (loss) before interest expense, interest income, income taxes, depreciation and amortization, stock based compensation, tax penalties, restructuring expense, extraordinary items, claim settlements, and results from investing activities and foreign exchange gain (loss).

     Adjusted EBITDA is included because management believes it is a useful indicator of a company’s ability to incur and service debt. Adjusted EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statements of operations or cash flow data computed in accordance with U.S. GAAP or as a measure of our results of operations or liquidity. Because all companies do not calculate Adjusted EBITDA or EBITDA identically, the presentation of Adjusted EBITDA contained herein may not be comparable to other similarly titled measures of other companies. Due to the integrated nature of Versatel’s activities a meaningful breakdown of the Adjusted EBITDA between services or per customer type is not presented here.

     Management allocates both network services and corporate overhead costs to The Netherlands because Versatel’s headquarters, including the network operating center, are located at Versatel’s main office in Amsterdam, The Netherlands.

     Versatel’s consolidated Adjusted EBITDA and total consolidated EBITDA presented on a geographical basis is divided as follows:

	Year Ended	Three Months Ended		Six Months Ended
	December 31,	June 30,		June 30,

	2001	2001	2002	2001	2002

	(euro in thousands)
Adjusted EBITDA
The Netherlands	(12,764)	(362)	2,406	(12,044)	1,979
Belgium	(24,283)	(11,628)	(223)	(14,319)	(1,528)
Germany	(27,233)	(7,302)	(301)	(16,200)	(2,240)

Total consolidated Adjusted EBITDA	(64,280)	(19,292)	1,882	(42,563)	(1,788)

Stock based compensation	(5,695)	(1,249)	(970)	(3,750)	1,776
Tax penalties	(2,978)	—	—	—	—
Restructuring expense	(11,240)	—	—	(7,500)	—
Claim Settlement	—	—	1,165	—	1,165

Total consolidated EBITDA	(84,193)	(20,541)	2,077	(53,813)	1,153

Depreciation and Amortization

     We capitalize and depreciate our fixed assets, including switching and transmission equipment, routers, fiber optic cable and rights of use, over periods ranging from three to 30 years taking residual values into account. Historically, we have capitalized and amortized the cost of installing dialers and other equipment at customer sites. The development of our network, including construction, indefeasible rights of use, and equipment, require capital expenditures resulting in larger depreciation charges. We capitalize interest charges for the costs related to that portion of our network which is under construction, which among other things consists of overlay sections, network equipment, and city rings, using the average interest rate of our outstanding debt. In addition, self-manufactured assets include all direct expenses incurred (e.g., work contracted out, direct labor and material cost). Indirect expenses which can be attributed to this activity (e.g., finance expenses) are also capitalized.

Foreign Exchange

     A significant portion of our indebtedness is denominated in U.S. dollars, but our revenues are generated and costs incurred almost entirely in countries that have adopted the euro. We are therefore exposed to fluctuations in the U.S. dollar and the euro, which may result in foreign exchange gains and/or losses, and our ability to pay interest and principal due on our indebtedness will be affected by changes in the exchange rate between the U.S. dollar and the euro. A number of equipment purchases and consultancy activities are billed to us in currencies other than euro. The euro strengthened by 13.1% in the three months ended of June 30, 2002 from $0.8717 per €1.00 on March 31, 2002, to $0.9856 per €1.00 on June 30, 2002. The completion of the proposed financial restructuring would significantly reduce our foreign exchange exposure as a result of the retirement of our U.S. dollar denominated senior notes.

Results of Operations

     For the three months ended June 30, 2002 compared to the three months ended June 30, 2001

     Revenues increased by €7.4 million to €70.4 million for the three months ended June 30, 2002 from €63.0 million for the three months ended June 30, 2001, representing an increase of 11.8%. Gross billings increased by €8.4 million to €76.9 million for the three months ended June 30, 2002 from €68.5 million for the three months ended June 30, 2001, representing an increase of 12.3%. This increase is due to autonomous growth of our on-net business and additional voice traffic. New revenues were generated primarily through the connection of new customers and the provision of additional voice, data and Internet services to existing customers in The Netherlands, Belgium, and Germany.

     Included in the revenues are data and Internet service revenues amounting to €32.2 million for the three months ended June 30, 2002, up from €29.2 million for the three months ended June 30, 2001, representing an increase of 10.6%. Voice revenues for the three months ended June 30, 2002 increased to €38.2 million, up from €27.4 million in the three months ended June 30, 2001, representing an increase of 39.5%. These increases are primarily related to increased voice traffic offered in conjunction with our on-net services including fiber, DSL services and leased lines. Gross voice billings increased by €11.8 million to €44.7 million for the three months ended June 30, 2002, up from €32.9 million for the three months ended June 30, 2001, representing an increase of 35.9%.

     For the three months ended June 30, 2001, €6.4 million of Versatel’s revenues were derived from sales of telecommunication infrastructure assets to customers from which Versatel also purchased assets for use in its own network. The assets purchased have been recorded as purchases of property, plant and equipment and include the international fiber and capacity that Versatel required to complete its international network. Versatel realized a gain on these transactions for the three months ended June 30, 2001 of €5.3 million. With the adoption of SFAS 144 as of January 1, 2002, the Company will no longer recognize revenue on transactions involving non-monetary exchanges of telecommunications infrastructure assets in the future. For the three months ended June 30, 2002, we have had no such transactions.

     Our total number of business customers increased to more than 81,000 as of June 30, 2002. As of June 30, 2002, Zon had more than 561,000 active subscribers in The Netherlands.

     Cost of revenues decreased by €4.7 million to €34.6 million for the three months ended June 30, 2002 down from €39.3 million for the three months ended June 30, 2001. Costs relating to gross billings decreased by €3.7 million to €41.1 million for the three months ended June 30, 2002, down from €44.8 million for the three months ended June 30, 2001, representing a decrease of 8.2%, primarily reflecting a decrease of our dependency on leased lines to connect our customers directly on to our backbone network and lower interconnect charges.

     Selling, general and administrative (SG&A) (expenses excluding non-recurring expenses relating to stock based compensation and a claim settlement between Versatel and Belgacom) decreased by €9.1 million to €33.9 million for the three months ended June 30, 2002, down from €43.0 million for the three months ended June 30, 2001, representing a decrease of 21.1%. This improvement is a result of a decrease in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel and additional facilities cost. Excluded from these SG&A expenses for the three months ended June 30, 2002, is a non-cash charge of €1.0 million related to the issuance of employee stock options and a claim settlement between Versatel and Belgacom of €1.2 million to settle the majority of our disputes with Belgacom including the disputes regarding gaining access to the local loop in Belgium. Versatel recognized a non-cash charge of €1.2 million related to the issuance of employee stock options for the three months ended June 30, 2001.

     Depreciation and amortization expenses increased by €16.4 million to €51.5 million for the three months ended June 30, 2002, up from €35.1 million for the three months ended June 30, 2001. Depreciation of fixed assets increased to €38.1 million for the three months ended June 30, 2002, up from €28.0 million for the three months ended June 30, 2001. This increase was primarily related to increased depreciation resulting from capital expenditures incurred in connection with the expansion of our network, an increase in the number of buildings connected to our network and the purchase of computer equipment and office furniture. In addition, during the three months ended June 30, 2002, we have recognized an impairment on part of our German OSS systems used by our Dortmund facilities following the completion of centralization of the German back-office activities of €2.9 million.

     For the three months ended June 30, 2002, Versatel recognized amortization of goodwill of €13.4 million compared to €7.1 million for the three months ended June 30, 2001. As of January 1, 2002, Versatel adopted SFAS No. 142 “Goodwill and Other Intangible Assets”. Under this rule, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indications of impairment arise. This annual test under the SFAS No. 142 was done at June 30, 2002 and resulted in an impairment of goodwill of €13.4 million related to our acquisition of an additional 12.5% stake in Komtel, as per the terms of the original purchase agreement, for the three months ended June 30, 2002. As of June 30, 2002, property and equipment include assets reclassified as held and used of €58.7 million which is depreciated. These assets consist of ducts on specific routes in our network that we build with the intention to sell to other carriers.

     Currency exchange result, net, improved by €80.9 million to a gain of €56.7 million for the three months ended June 30, 2002, from a loss of €24.2 million for the three months ended June 30, 2001. The improvement is attributed to a increase in the valuation of the euro to the US dollar by 13.1% in the second quarter of 2002 from $0.8717 per €1.00 as of March 31, 2002 to $0.9856 per €1.00 as of June 30, 2002, compared to a devaluation of 3.6% in the three months ended June 30, 2001.

     Interest income decreased by €7.3 million to €4.8 million for the three months ended June 30, 2002, down from €12.1 million for the three months ended June 30, 2001. This decrease was primarily a result of our lower cash balance and a higher percentage of US dollar denominated cash which yields lower interest than our euro denominated cash.

     Interest expense increased by €2.9 million to €49.0 million for the three months ended June 30, 2002, up from €46.1 million for the three months ended June 30, 2001. This increase is primarily related to the lower capitalization of interest because our capital expenditures on a quarterly basis are lower than the previous quarters.

     Other income of €0.4 million relates to the gain on the sale of the assets of our wholly owned subsidiary CS Net B.V. in The Netherlands. For the three months ended June 30, 2001, we have had no such transactions.

     Versatel realized an extraordinary gain of €0.9 million for the three months ended June 30, 2002 related to the renegotiation of some outstanding debt in Germany to a lower value than the previous book value. For the three months ended June 30, 2001, Versatel realized an extraordinary gain of €5.9 million related to the extinguishment of a portion of our long term debt.

     For the six months ended June 30, 2002 compared to the six months ended June 30, 2001

     Revenues increased by €13.1 million to €137.9 million for the six months ended June 30, 2002 from €124.8 million for the six months ended June 30, 2001, representing an increase of 10.5%. Gross billings increased by €21.8 million to €152.1 million for the six months ended June 30, 2002 from €130.3 million for the six months ended June 30, 2001, representing an increase of 16.7%. This increase is due to autonomous growth of our on-net business and additional voice traffic. New revenues were generated primarily through the connection of new customers and the provision of additional voice, data and Internet services to existing customers in The Netherlands, Belgium, and Germany.

     Included in the revenues are data and Internet service revenues amounting to €61.7 million for the six months ended June 30, 2002, up from €55.2 million for the six months ended June 30, 2001, representing an increase of 11.9%. Voice revenues increased to €76.2 million for the six months ended June 30, 2002, up from €59.3 million in the six months ended June 30, 2001, representing an increase of 28.5%. Gross voice billings increased by €25.5 million to €90.3 million for the six months ended June 30, 2002, up from €64.8 million for the six months ended June 30, 2001, representing an increase of 39.4%.

     For the six months ended June 30, 2001, €10.3 million of Versatel’s revenues were derived from sales of telecommunication infrastructure assets to customers from which Versatel also purchased assets for use in its own network. The assets purchased have been recorded as purchases of property, plant and equipment and include the international fiber and capacity that Versatel required to complete its international network. Versatel realized a gain on these transactions for the six months ended June 30, 2001 of €8.1 million. With the adoption of SFAS 144 as of January 1, 2002, the Company will no longer recognize revenue on transactions involving non-monetary exchanges of telecommunications assets in the future. For the six months ended June 30, 2002, we have had no such transactions.

     Our total number of business customers increased to more than 81,000 as of June 30, 2002. As of June 30, 2002, Zon had more than 561,000 active subscribers in The Netherlands.

     Cost of revenues decreased by €8.6 million to €70.9 million for the six months ended June 30, 2002 down from €79.5 million for the six months ended June 30, 2001. The decrease is primarily reflection of a decrease of our dependency on leased lines to connect customers directly on to our backbone network and lower interconnect charges. Costs relating to gross billings remained flat at €85.1 million for the six months ended June 30, 2002, compared to €85.0 million for the six months ended June 30, 2001.

     Selling, general and administrative (SG&A) (expenses excluding non-recurring expenses relating to stock based compensation, restructuring expenses and a claim settlement between Versatel and Belgacom) decreased by €19.0 million to €68.8 million for the six months ended June 30, 2002, down from €87.8 million for the six months ended June 30, 2001, representing a decrease of 21.7%. This primarily resulted from a decrease in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel and additional facilities cost. Excluded from these SG&A expenses for the six months ended June 30, 2002, is a non-cash stock based compensation net gain of €1.8 million related to the amortization of deferred compensation and the non-recurring reversal of this amortization relating to forfeiture of granted employee stock options for employees who have since left the Company and a claim settlement between Versatel and Belgacom of €1.2 million to settle the majority of our disputes with Belgacom including the disputes regarding gaining access to the local loop in Belgium. For the six months ended June 30, 2001, Versatel recognized a non-cash charge of €3.8 million related to the issuance of employee stock options and a restructuring charge of €7.5 million.

     Depreciation and amortization expenses increased by €16.9 million to €82.3 million for the six months ended June 30, 2002, up from €65.4 million for the six months ended June 30, 2001. Depreciation of fixed assets increased to €69.0 million for the six months ended June 30, 2002, up from €51.2 million for the six months ended June 30, 2001. This increase was primarily related to increased depreciation resulting from capital expenditures incurred in connection with the expansion of our network, an increase in the number of buildings connected to our network and the purchase of computer equipment and office furniture. In addition, for the six months ended June 30, 2002 we have recognized an impairment of €3.6 million related to our US-based IP network and an impairment of €2.9 million on part of our German OSS systems used by our Dortmund facilities following the completion of the centralization of back-office activities in Germany.

     Included in these expenses is the amortization of goodwill of €13.4 million for the six months ended June 30, 2002 and €14.2 million for the six months ended June 30, 2001. Versatel adopted SFAS No. 142 “Goodwill and Other Intangible Assets” as of January 1, 2002. Under this rule, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indications of impairment arise. This annual test under the SFAS No. 142 was done at June 30, 2002 and resulted in an impairment of goodwill of

€13.4 million for the six months ended June 30, 2002. This relates to our acquisition of an additional 12.5% stake in Komtel from the Stadwerke Flensburg GmbH, the former shareholder, increasing Versatel’s interest to 92.5%. As of June 30, 2002, property and equipment include assets reclassified as held and used of €58.7 million which is depreciated. These assets consist of ducts on specific routes in our network that we build with the intention to sell to other carriers.

     Currency exchange result, net, increased by €106.7 million to a gain of €45.0 million for the six months ended June 30, 2002, compared to a loss of €61.7 million for the six months ended June 30, 2001. The increase is attributed to an increase in the valuation of the euro to the dollar by 10.7% for the six months ended June 30, 2002 from $0.8901 per €1.00 as of December 31, 2001 to $0.9856 per €1.00 as of June 30, 2002, compared to a devaluation of 9.7% in the six months ended June 30, 2001.

     Interest income decreased by €15.3 million to €11.0 million for the six months ended June 30, 2002, down from €26.3 million for the six months ended June 30, 2001. This decrease was primarily a result of our lower cash balance and a higher percentage of US dollar denominated cash which yields lower interest than our euro denominated cash.

     Interest expense increased by €5.9 million to €96.6 million for the six months ended June 30, 2002, up from €90.7 million for the six months ended June 30, 2001. This increase is primarily related to the lower capitalization of interest because our capital expenditures on a quarterly basis are lower than the previous quarters.

     Other income of €0.4 million for the six months ended June 30, 2002 relates to the gain on the sale of the assets of our wholly owned subsidiary CS Net B.V. in The Netherlands. For the three months ended June 30, 2001, we realized a book gain of €0.1 million on the sale of Keys- Tone N.V. In Belgium.

     Versatel realized an extraordinary gain of €0.9 million for the six months ended June 30, 2002 related to the renegotiation of some outstanding debt in Germany to a lower value than the previous book value. For the six months ended June 30, 2001, Versatel realized an extraordinary gain of €5.9 million related to the extinguishment of a portion of our long term debt.

     Goodwill impairment as a result of a change in accounting principle of €217.9 million for the six months ended June 30, 2002. For more details on Versatel’s impairment of goodwill, please see Note 4, “Goodwill and Other Intangible Assets”.

Liquidity and Capital Resources

     We have incurred significant operating losses and negative cash flows as a result of the development of our business and network. Prior to May 1998, we financed our growth primarily through equity and subordinated loans from our shareholders. Since then, we have raised an aggregate of approximately €2.6 billion in proceeds, net of offering expenses, in a series of debt and equity offerings, as follows:

•	In May 1998, we issued $225,000,000 131/4% senior notes due 2008 and warrants to purchase 3.0 million ordinary shares;

•	In December 1998, we issued $150,000,000 131/4% senior notes due 2008 and warrants to purchase 2.0 million ordinary shares;

•	In July 1999, we issued $180,000,000 117/8% senior notes due 2009, 120,000,000 117/8% senior euro notes due 2009 and sold 22.2 million ordinary shares at €10.00 per share;

•	In December 1999, we issued €300,000,000 4% senior convertible notes due 2004 and sold 15.0 million ordinary shares at €35.00 per share; and

•	In March 2000, we issued €300,000,000 111/4% senior euro notes due 2010, €360,000,000 4% senior convertible notes due 2005 and sold 5.1 million ordinary shares at €49.00 per share.

     We have used a significant amount of the net proceeds of these debt and equity offerings to make capital expenditures related to the expansion and development of our network, to acquire various companies, to fund operating losses and for other general corporate purposes. Our capital expenditures for the six months ended June 30, 2002 was €35.7 million. We expect total capital expenditures for 2002 to be significantly below 2001 levels.

     As of June 30, 2002, we had negative working capital (excluding cash and marketable securities) of €121.3 million. In the future we expect our working capital needs to increase. This is largely due to an expected increase in our revenues and a related increase in accounts receivable. At the same time, we also expect a significant reduction in our accounts payable as a result of payments that are due related to equipment and services purchased in connection with the construction of our now largely completed network as well as a reduction in our selling, general and administrative expenses. Also, as the focus of our network construction has shifted to customer connection projects with shorter lead times, the length of time that the associated accounts payable remain outstanding will decrease.

     As of June 30, 2002, our cash and marketable securities balance amounted to €525.2 million, which together with anticipated cash flows from operations, should provide us with sufficient capital to fund planned capital expenditures, the introduction of new services, anticipated losses and working capital requirements until the beginning of 2004. If current capital market conditions prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004.

     On June 19, 2002 Versatel commenced a suspension of payments proceeding in The Netherlands and a Chapter 11 proceeding in the United States. Upon completion of the proposed financial restructuring effected through such suspension of payments proceeding in The Netherlands and a Chapter 11 proceeding in the United States, we believe that our remaining cash balance, together with anticipated cash flow from operations, will provide us with sufficient capital to fund our operations to at least the beginning of the second quarter 2003. If the suspension of payments proceeding in The Netherlands and the Chapter 11 proceeding in the United States are successful: 1) we will no longer have any high yield or convertible debt; 2) we will pay an amount equivalent to $128.0 million and €212.6 in the elimination of such debt, and; 3) we will issue 365,412,390 shares. In addition, subject to customary conditions and the successful completion of the restructuring, GE Capital has agreed to provide us with a €150 million credit facility. After successful completion of the restructuring, our cash balances, excluding the credit facility, will provide us with sufficient funding until at least the beginning of the second quarter of 2003. An initial amount of €50 million under the credit facility is available immediately following the completion of the restructuring, with the remaining €100 million subject to financial performance. Given our previously announced funding gap of less than €50 million, we believe that the credit facility will fully fund our business plan and operations. However, if the proposed financial restructuring is unsuccessful and current conditions in the capital markets prevail, under our current capital structure we believe that we may not be able to raise additional capital to fund our operations beyond the beginning of 2004.

     The general rate of inflation has been low in the Benelux and Germany in recent years. We do not expect that inflationary pressures in the future, if any, will have a material impact on our results of operations or financial condition.

     Net cash used in operating activities was €134.1 million for the six months ended June 30, 2002, compared to €104.7 million for the three months ended June 30, 2001. This increase was primarily the result of a decrease in accounts payable and accrued liabilities and an increase in prepaid expenses.

     Net cash provided by investing activities was €178.2 million for the six months ended June 30, compared to €73.4 million for the six months ended June 30, 2001. This increase was primarily related to the sale of marketable securities and lower capital expenditures compared to the six months ending June 30, 2001. For the six months ending June 30, 2002, Versatel purchased an additional 12.5% interest in Komtel, as per the terms of the original purchase agreement from Stadwerke Flensburg GmbH, the former shareholder, for €13.4 million increasing Versatel’s interest to 92.5%.

     Net cash used by financing activities was €13.7 million in the six months ended June 30, 2002, compared to a net cash provided by financing activities of €23.4 million for the six months ended June 30, 2001. This difference is primarily as a result of a higher redemption of short term loans and capital lease obligations. In addition for the six months ended June 30, 2001 our remaining balance of restricted cash was used to pay as interest.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Our financial department manages our funding, liquidity and exposure to foreign exchange rate risks. It is our policy not to enter into any transactions of a speculative or trading nature.

     Our debt obligations that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rates between the U.S. dollar and the euro in which our revenues are denominated.

     The notes issued in the two high yield offerings in 1998, $225,000,000 131/4% senior notes and $150,000,000 131/4% senior notes will mature on May 15, 2008. The high yield notes issued in July 1999 of $180,000,000 117/8% senior notes and 120,000,000 117/8% senior notes will mature on July 15, 2009, and the high yield notes issued in March 2000, 300,000,000 111/4% senior notes will mature on March 30, 2010. Our convertible notes, 300,000,000 4% senior convertible notes due 2004, and 360,000,000 4% senior convertible notes due 2005 will mature on December 17, 2004 and March 30, 2005, respectively. Unless previously redeemed or converted, we are not required to make any mandatory redemption (other than an offer to repurchase these notes upon a change in control of Versatel) prior to maturity of these notes. Since the interest rate on each of the notes issued in the high yield offerings is fixed and the effective interest rate on our convertible notes increases at fixed increments, we have limited our exposure to risks due to fluctuations of interest rates. At June 30, 2002, the market value of the outstanding notes issued in the high yield offerings was approximately €241.8 million and the market value of our outstanding convertible notes was approximately €112.2 million.

     The costs and expenses relating to the development of our network and of our sales and marketing resources will largely be in euro. Therefore, the development of our network and of our sales and marketing resources will also be subject to currency exchange rate fluctuations as we exchange the proceeds from the remaining proceeds from our dollar denominates offerings to pay our development costs. As of June 30, 2002, our dollar denominated cash balance amounted to $129.3 million. Prior to the application of the net proceeds from these offerings, such funds have been invested in short term investment grade securities. Versatel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time.

PART II — OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS

     On June 19, 2002, Versatel announced that in order to accelerate it financial restructuring it had voluntarily, and with the full support of a majority of its bondholders, commenced a suspension of payments proceeding in The Netherlands and a Chapter 11 proceeding in the United States in respect of the holding company, Versatel Telecom International N.V. The decision to implement the financial restructuring through these proceedings is fully supported by bondholders, including the bondholder committee, who collectively own over 65 % of initial principal amount of Versatel’s outstanding high yield and convertible notes. These proceedings do not involve Versatel’s operating subsidiaries, employees, suppliers and operating assets, thereby ensuring normal service continuity for Versatel’s customers. Versatel anticipates that the Dutch suspension of payments proceedings and the Chapter 11 proceeding in the U.S. will be completed by the end of September 2002.

     On July 30, 2002, the U.S. Bankruptcy Court for the Southern District of New York approved the adequacy of the First Amended Disclosure Statement dated July 26, 2002 in the U.S. Chapter 11 procedure. For more information regarding Versatel’s financial restructuring please visit the Versatel website (www.versatel.com) which contains, amongst others, the First Amended Disclosure Statement dated July 26, 2002 in relation to the U.S. Chapter 11 procedure.

     In October 2000 we were informed by the public prosecutor in The Netherlands of potential fiscal and criminal tax liabilities relating to certain employee stock options granted prior to our initial public offering in July 1999. Although we consulted with our Dutch tax advisors and the Dutch tax authorities prior to issuing these options and we believe the tax treatment of these options was correct, we have agreed with the public prosecutor to a payment of €3.0 million that was made in the fourth quarter of 2001, whereby all criminal charges were dropped, without any admission of guilt by us. On June 11, 2002 the Dutch tax authorities issued an assessment for wage taxes in relation to the above stock options for an amount of €14.6 million (including interest). On June 24, 2002 Versatel filed a notice of objection against the tax assessment. Versatel challenges, among other things, the views of the Dutch tax authorities regarding the valuation of the aforementioned employee stock options. We have not made any provision for the additional potential tax exposure, which, in a worst case scenerio, could amount to up to approximately €15.0 million. Should the Company be successful in its case with the Dutch tax authorities, we intend to attempt to reclaim all or part of the potential settlement that has been reached with the public prosecutor. As part of the notice of objection, Versatel asked for extension of payment for the full amount. A preliminary extension of payment was granted until July 31, 2002. In the mean time a request for further extension has been filed with the Dutch tax authorities. This request is still pending.

     On November 19, 2001, a class action complaint was filed in the Southern District of New York against Versatel, certain of its officers and directors and certain underwriters of the Versatel’s initial public offering alleging violations of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint alleges that Versatel’s prospectus was false or misleading in that it failed to disclose (i) that the underwriters allegedly were paid excessive commissions by certain customers in return for receiving shares in the initial public offering and (ii) that certain of the underwriters’ customers allegedly agreed to purchase additional shares of Versatel in the aftermarket in return for an allocation of shares in the initial public offering. Plaintiff contends that, as a result of those omissions from the prospectus, the price of Versatel’s stock was artificially inflated between July 23, 1999 and December 6, 2000 and that the defendants are liable for unspecified damages to those persons who purchased stock during that period. Hundreds of cases against numerous other issuers and their underwriters that make similar allegations involving the initial public offerings of those issuers were consolidated before a single judge on August 9, 2001 for purposes of pretrial motions and discovery only. The action against Versatel has been consolidated along with those cases. On June 12, 2002, plaintiffs voluntarily dismissed the class action case without prejudice.

     As part of its regulatory strategy, Versatel has filed complaints in the past with the European Commission, with OPTA and the Minister of Transport and Waterways in The Netherlands, in Belgium, with the BIPT, as part of its regulatory strategy. We also make routine filings with the regulatory agencies and governmental authorities in the countries in which we operate or intend to operate.

     Versatel is from time to time involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation to which Versatel is a party will have a material adverse effect on our financial position or results of operations.

ITEM 2.   CHANGES IN SECURITIES

     None.

ITEM 3.   DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None.

ITEM 5.   OTHER INFORMATION

     None.

ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K

     None.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 14, 2002.

Versatel Telecom International N.V

By:	/s/ Raj Raithatha Raj Raithatha Managing Director and Chief Executive Officer

By:	/s/ Mark Lazar Mark Lazar Chief Financial Officer